December 13, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza
Fort Lee, NJ 07024

       Re: GD Entertainment & Technology, Inc.
           Form 1-A Post Qualification Amendment
           Filed November 23, 2018
           File No. 024-10811

Dear Mr. Idnani:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Post Qualification Amendment Filed November 23, 2018

Cover Page

1. It appears you intend to raise $2 million. Please revise the offering circular cover page, and disclosures elsewhere as necessary (e.g. pg. 3), to clearly disclose that the offering amount is $2 million in total.
General

2. We note the updated legal opinion of counsel refers to 1 billion shares to be offered.
      Please revise the legal opinion to refer to the 4 billion shares being offered.
3. We note your recorded $3,307 in revenue from "mining income" as of August 31, 2018.
      Please provide more detail, in the Management's Discussion and Analysis section, for example, as to how and in what way this revenue was generated.
 Anil Idnani
GD Entertainment & Technology, Inc.
December 13, 2018
Page 2
4. We note the references throughout your offering memorandum to your company being a
       "public company," and providing periodic reports to your investors Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of
       1934, your company will have no continuing reporting obligation following consummation of this Tier I Regulation A offering, and you should remove all references to your company being a "public company" and periodic reporting.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry
Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                             Sincerely,
FirstName LastNameAnil Idnani
                                                             Division of
Corporation Finance
Comapany NameGD Entertainment & Technology, Inc.
                                                             Office of
Telecommunications
December 13, 2018 Page 2
cc:       John Lux
FirstName LastName